April 5, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Stephen Krikorian

Re:	Unica Corporation
Form 10-K for the fiscal year ended September 30, 2006
Filed December 14, 2006
File No. 000-23043
Ladies and Gentlemen:
     On behalf of Unica Corporation (the “Company”) this letter is being submitted in response to the comments provided to the Company in a letter (the “Letter”) dated March 15, 2007 from Stephen Krikorian, Accounting Branch Chief of the Securities and Exchange Commission’s staff (the “Staff”) to Mr. Ralph A. Goldwasser, Senior Vice President and Chief Financial Officer of the Company.
Form 10-K for the Fiscal year Ended September 30, 2006
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Recently Issued Accounting Pronouncements, page 69
1.	Tell us more about the specific “uncorrected errors” included in the $410,000 excess allowance for doubtful accounts as of September 30, 2003 and the additional excess of $80,000 and $20,000 recorded during the years ended September 30, 2004 and 2005, respectively. In this regard, explain the nature and amount of each individual error being corrected in the cumulative adjustment as well as how each error being corrected arose. In your response, tell us what consideration you gave to disclosing these details in your filing. We refer you to the interpretive response to question 3 in SAB 108.
Response: Prior to the fiscal year ended September 30, 2006, the Company recorded provisions to its allowance for doubtful accounts based on specific customer account identification and its business practice to record a general provision to protect against potential future loss exposures. As a result of this business practice, the Company recorded provisions to the allowance for doubtful accounts ranging from $20,000 to $94,000 between the fiscal years ended September 30, 1998 and September 30, 2005, with the exception of the fiscal year ended September 30, 2001 when the Company recorded a provision of $575,000 that related primarily to specific outstanding customer accounts receivable. The Company has concluded that a portion of its allowance for doubtful accounts represents an excess reserve, and therefore represented an error in the periods in which such excess reserve amounts arose.

Based on a review of the Company’s financial records prior to September 30, 2003, the Company has quantified the amount of the excess allowance and determined that the excess allowance grew from $20,000 as of September 30, 1998 to $410,000 as of September 30, 2003. The Company has further determined that the amount of the excess allowance was increased by $70,000 in fiscal 2003, $78,000 in fiscal 2004 and $22,000 in fiscal 2005. These amounts represented individual errors in fiscal 2003, 2004 and 2005, which the Company concluded were immaterial to the Company’s consolidated financial statements, based upon the “roll-over” method used by the Company prior to the adoption of SAB 108. The Company also determined that the individual errors prior to fiscal 2003 were immaterial to the Company’s consolidated financial statements.
The following is a rollforward of the Company’s allowance for doubtful accounts and the excess allowance for doubtful accounts from October 1, 1997 to September 30, 2005:

(In thousands)					Estimated	Change in
					excess	excess
					allowance	allowance		% of
	Balance at			Balance	for	for	Pre-tax	Pre-tax
	beginning		Write-	at end of	doubtful	doubtful	Income	Income
Year ended	of period	Provision	offs	period	accounts	accounts	(loss)	(loss)
September 30, 1998	$—	$20	$—	$20	$20	$20	357	5.6%
September 30, 1999	20	26	—	46	46	26	318	8.2%
September 30, 2000	46	94	—	140	140	94	(1,958)	4.8%
September 30, 2001	140	575	(129)	586	310	170	(2,983)	5.6%
September 30, 2002	586	30	(276)	340	340	30	391	7.6%
September 30, 2003	340	85	(2)	423	410	70	2,648	2.6%
September 30, 2004	423	80	(15)	488	488	78	4,233	1.8%
September 30, 2005	488	81	—	569	510	22	6,850	0.3%
Prior to the adoption of SAB 108, the Company utilized the roll-over method to quantify financial statement misstatements. The Company evaluated the impact of the errors on a quantitative and qualitative basis pursuant to the guidance of SEC SAB 99, and as a result determined that the uncorrected errors related to the excess allowance for doubtful accounts were immaterial in each of the fiscal years summarized above. With the adoption of SAB 108 in the fiscal year ended September 30, 2006, the Company completed its analysis under the “dual approach” of quantifying uncorrected errors using both the “roll-over” and “iron curtain” methods and concluded that the errors were material to the consolidated financial statements under the “iron curtain” method. The Company therefore applied the transition guidance of SAB 108, and recorded a cumulative effect adjustment as of October 1, 2005.
In the preparation of the Company’s Form 10-K for the year ended September 30, 2006, management considered how the nature and amount of each individual error being corrected should be disclosed, which included when and how each error being corrected arose, and the fact that the errors had previously been considered immaterial. Specifically, the Company refers to Note 2, Significant Accounting Policies, in the Company’s Form 10-K for the Year Ended September 30, 2006 in which the Company disclosed the following:
-	that the uncorrected errors related to excess allowance for doubtful accounts;

-	that the excess allowance for doubtful accounts had built up for several years and that the excess allowance for doubtful accounts was $410,000 as of September 30, 2003 and increased by approximately $80,000 and $20,000 during the years ended September 30, 2004 and 2005, respectively;

-	the amount of the cumulative effect adjustment and the amount recorded to the allowance for doubtful accounts, short-term deferred taxes and retained earnings;

-	that these errors had not previously been material to any of the prior periods when measured using the roll-over method.
In addition, the Company considered whether to disclose more detail related to the uncorrected errors and determined that a large portion of the excess allowance was recorded in fiscal years that are not included in the Form 10-K. The Company concluded that the individual errors recorded prior to September 30, 2003 and the periods in which they arose did not need to be disclosed in the 2006 Form 10-K.
In response to your comments, the Company acknowledges that:
-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 781-839-8032 or by facsimile at 781-890-0012. Thank you for your assistance.
Very truly yours,
Ralph A. Goldwasser
Senior Vice President and Chief Financial Officer